curbcutOS

Digital Accessibility… re-imagined



INVEST IN **CURBCUTOS, INC.**

We help people with disabilities enjoy a better life and companies to connect...

LEAD INVESTOR

George Zsidisin

CurbCutOS is taking a leadership role in the untapped market to make digital content available to those currently not able to access information from a variety of media. The mission is clear and the leadership team is in place to make a positive impact on society. The business concept is scalable in order to capitalize on the imminent explosive growth of digital accessibility services. I am proud to serve as the lead investor for CurbCutOS because their overall mission is laudable, scalable, and can provide value to both companies requiring these services as well as those individuals not currently able to access digital media.

Invested $1,200 this round & $25,000 previously

curbcutos.com St. Louis Missouri

Highlights

1. 96.1% of digital content is NOT compliant with digital accessibility requirements
2. 200% VIRAL GROWTH in 2022 with Zero Advertising or Marketing
3. A $1.2 TRILLION untapped market
4. A HIGHLY sought-after solution provider from mid-market to enterprise
5. A Seasoned Leadership Team with FIRST-HAND EXPERIENCE in living with disabilities
6. 93% Increase in digital accessibility Lawsuits - WE HELP PREVENT

Our Team



Mark Pound CEO/Founder

Serial entrepreneur living with an invisible disability. More than 20 years of experience in commercializing innovative problem-solving solutions.



Will Bubenik CAO/Founder

Will possesses extensive first-hand knowledge with the understanding that people with disabilities don't have trouble accessing the world it's the world that's been made inaccessible to them.



Jay Mena CXO/Founder

A serial entrepreneur who has owned & operated various successful businesses ranging from brick & mortar to digital.

Ian U CTO

An engineer with over 15 years of experience in the software industry, with a strong background in both software development & systems engineering.



Kirk Adams Advisor/Former CEO, American Foundation for the Blind (AFB)

A Professional Speaker & the founder of Innovative Impact LLC., focused on groundbreaking, high-impact projects that accelerate the inclusion of people with disabilities in the workforce and supercharge a company's bottom line.

THE INTERNET IS BROKEN FOR PEOPLE WITH DISABILITIES

People with disabilities deserve the same digital experience – *after all, shouldn't everyone get to enjoy life equally?* We think so!

Fact - a global audit identified 96.1% of websites, apps, digital content, & design elements do not comply with disability standards. *A mere 2.5% improvement from the same audit 2-years prior.*

96.1%

DIGITAL ASSETS NOT COMPLIANT

It's time for it change & we are committed to making it happen! ***At CurbCutOS, we...***

- **Deliver "True" accessibility solutions** - *those that are built-in at the code level*, not bolted on like an overlay, widget, or plugin.
- **Will make sure** the "A" gets added to DE&I
- **Focus on "Compliance creates Opportunity"** - one that *enables* people with disabilities to *enjoy a better life* & companies to *connect to...* a $1.2T market.

Fact - 69% *of people will click away* from an inaccessible website (*whereas)* 82% of people with and without disabilities *are willing to spend more* on an accessible website.

82% CUSTOMERS WITH DISABILITIES WOULD CONDUCT MORE BUSINESS WITH COMPLIANT WEBSITES, APPS, & CONTENT

Fact - denying full access to consumers who are blind is *leaving as much as $6.9 billion annually* to a handful of accessible alternatives

Fact - approximately 2% of e-commerce transactions are from people who are blind, representing *a total market of $10.3 billion annually*

Fact - the population, in the United States alone, who will have a visual impairment *is expected to double* by 2050

Fact – there has been *93% increase in lawsuits* against non-compliant companies, *almost 80% of the top 500* e-commerce websites received one

93% **INCREASE IN LAWSUITS**

AGAINST NON-COMPLIANT COMPANIES - ALMOST 80% OF THE TOP 500 E-COMMERCE WEBSITES RECEIVED ONE.

Solution Suite...

OUR PURPOSE

...to **achieve** the same impact in the digital world as the **curb cut effect** did in the physical world.

Our Proprietary Software-as-a-Service (SaaS) turnkey solution suite is simple, approachable, provides complete coverage, accommodates all digital accessibility standards, dynamically scans, identifies barriers, & remediates.

> *Just like Apple does for technology & Zappos does for user experience, CurbCutOS does for Digital Accessibility.*

CurbCutOS delivers clarity, peace-of-mind, & one-stop scalability in accordance to your objectives, KPI's, & budgets.



Tame The Confusion

A simple 3-step process from an initial assessment to a road map, that accommodates your objectives, KPI's, & positions you to hit go with your dashboard!

Turnkey Compliance

Achieve peace of mind without compromising your brand, from websites to apps & content we have your needs covered.





Opportunity Connection

We like to say "compliance creates opportunity". It's why our solution suite provides resources, from access to an end-user market with disabilities to training and consulting, that enables your team to capture a new market while staying in the know.

A sampling of our unique traits. We…

- **Are Committed** to delivering a memorable experience
- **Replace** the break-fix model with one that enables you to continuously evolve
- **Decrease** costs & risks
- **Remove** digital accessibility complexities, confusion, & limitations
- **Deliver** a "turnkey" solution suite for all of your digital accessibility needs
- **Enable** companies to plug into a $1.2 trillion market opportunity
- **Connect** Stakeholders to end users with Disabilities
- **Capture** proprietary & unique Data Analytics
- **Couple** with an advanced Artificial Intelligence (AI) engine *at the right time*

Impact We'll Achieve…


WE ARE
CHANGING LIVES

Our name *says it all* "CurbCutOS"…

Have you ever used a curb cut? Whether you are riding bike, pushing a stroller, are in a wheelchair, or had issues walking with a cast you have used this feature in the physical world.

> *Fact – The cuts you see in curbs were originally designed for people with disabilities.*

The "curb cut effect" is a phenomenon of disability-friendly features being used and appreciated by a larger group than the people they were designed for.

Its how CurbCutOS came to be & **is the root of Our Purpose – to achieve the same impact in the digital world that the curb cut effect caused in the physical world.**

Every time we correct and/or develop a digital asset (e.g. websites, apps, documents, audio, video & design elements) we ensure our solutions deliver an equitable & memorable experience that empowers people with disabilities while also benefiting those that don't have one.

WE LIVE WITH DISABILITIES.
WE UNDERSTAND THIS WORLD

> *The team at CurbCutOS have first-hand experience with disabilities & understand the digital barriers, as well as the opportunity for this underserved community. It is why we are so passionate about what we do and are committed to making the digital world accessible for everyone. ~ Mark Pound, CEO*

Several members of the CurbCutOS team - Mark Pound (CEO), Will Bubenik (CAO), Kirk Adams (Advisor/Former CEO of AFB), & Tom Jenkins (Content Manager) – all live with a disability, while other members of the team have close family or friends who do.

> *We are currently in the application process to become a disability owned company.*

In Fact...


People with disabilities don't have trouble accessing the world – it's the world that has been made inaccessible to them.
...Will Bubenik, CAO

The Opportunity...


$1.2 Trillion
TOTAL ADDRESSABLE MARKET (TAM)

An *underserved* $1.2 trillion global market - a few key stats that tell you why...

- **96.1%** Digital assets are NOT COMPLIANT with disability standards
- **69%** of people will click away from an inaccessible website *(whereas)* 82% are willing to spend more on an accessible website – *that consists of people with and without disabilities*
- **93%** increase in lawsuits against non-compliant companies, almost 80% of the top 500 e-commerce websites received one

A massive, yet ignored, opportunity companies need to understand & engage.

82% of people living with disabilities say that they would conduct more business with companies that are committed to accessibility *(yet)* many are unaware of this incredible market opportunity – not to mention their compliance requirements.



MARKET OPPORTUNITY
$1.2 TRILLION
Underserved, Global, & Growing
curbcutOS
ADOPTION SWEET SPOT
Final Quarter prior to Bell Curve
96.1% DIGITAL ASSETS
Websites, Apps, Content, & more are NOT Compliant
82% WAITING
Customers with disabilities, including family and friends, that would conduct more business with compliant companies.
93% INCREASE LAWSUITS
Regardless of Industry including Government & Education

> ***When companies understand the opportunity digital accessibility presents & the pitfalls of not enough, it suddenly moves up the priority list.***

However, when first exposed to it, *companies quickly get overwhelmed* with industry jargon, disconnected solutions, misinformation, a fractured model across digital assets, & design & development issues resulting in what is perceived as a high cost of entry.

It's why companies turn to CurbCutOS - *we overcome those issues!* It's why we're already serve big-name companies & are ready to grab a larger portion of this ever-growing market!

We need your investment to continue building our momentum!

Traction...


200%
VIRAL GROWTH

Our optimism for the future is not simply based on surveys & research – we have concrete figures from our years in business.

From our humble beginnings as a one-person operation known as Nebula Media Group to where we are today as CurbCutOS, *we have consistently grown* year-*over-year (YOY) with 200% in 2022 alone.*


TRACTION
More Business than can handle...
• 200% in 2022
• Robust pipeline - existing clients, prospects, strategic partners, & influencers
Low Cost per Acquisition...
• Unique model that ensures it continues
Projected Growth...
• Average 5X YOY over next 3 years

*Forward-looking projections can't be guaranteed.

We're projecting an average 5x YOY growth over the next three years.

> *Forward-looking projections. Not guaranteed*

Something that will be achieved due to a robust pipeline of clients, prospects, strategic partners, & influencers.

- By 2025, we are predicting to generate $17 million in annual revenue. (Not guaranteed.)
- By 2026, we envision an acquisition, that will provide our investors the return they deserve.

How We're Different...

Quality *without* the cost you would expect. We...

- **Deliver "True" Accessibility** solutions & results that are built-in at the code level, NOT bolted on like an overlay or plugin
- **Contribute to your bottom line** *NOT subtract from it*
- Pride ourselves on **providing a memorable experience that delivers peace of mind**, NOT a headache
- Provide a **proprietary/turnkey solution suite** that captures all disability standards, the entire Digital Accessibility Maturity Model (DAMM), all audit processes, & remediation to deliver **complete coverage**

- **Have certified developers** that focus on quality
- **Exist to empower end users with disabilities** to the benefit of everyone
- If we make a mistake, hey … **we're not perfect and know it, we own it & make it right**
- **Capture & deliver unique analytics** that provide new market insights
- We're focused on making digital accessibility **simple, approachable, & not just attaining but also & more importantly maintaining it** in a manner that fits your objectives & KPI's!

Testimonials…

DON'T JUST LISTEN TO US…

At CurbCutOS, we love our systems, our team, & what we do (however) don't take our word for it. **Here's what a few of our clients have to say…**

★★★★★

"I highly recommend Will and the CurbCutOS team to anyone with a large-scale digital accessibility project. They were excellent to work with for our website accessibility needs on both technical and branding aspects across multiple divisions with different criteria.

Not only are they knowledgeable and patient, they made the process simple and approachable by guiding us through a road map style

simple and approachable by guiding us through a road map style process to ensure we not only attained accessibility but more importantly maintained it without sacrificing our brand."

Alyssa H.G

Communications Manager, Utah Division of Arts & Museums

★★★★★

"Having worked with many accessibility companies, the curbcutOS team has been a truly refreshing experience!

From communications to project management and deliverables, their attention to detail and quality has made it easy for us to deliver exceptional accessibility services to our clients.

We have since grown from one into multiple projects with them and look forward to many more."

Elizabeth A.

CEO, LunarLab

★★★★★

"I highly recommend curbcutOS for digital accessibility! They did an amazing job in handling our mobile application needs.

As a pharmacy for blind users, it was critical that our application was not only accessible to them, but also for those who had caregivers.

Everyone on the team was knowledgeable, simplified the complexities involved, and made sure we achieved our objectives on time."

Andy B.

CEO, Accessible Pharmacy

★★★★★

"The team at curbcutOS went above and beyond to address some complicated WCAG compliance items.

They provided both manual and automated testing, were thoughtful in their review of some tricky items, and provided direct technical remedies. We'd highly recommend!"

Nick R.

Founding Partner, 829 Studios

Join/Help Us Continue Our Rapid Growth...

curbcutOS INVEST TODAY

We have the digital accessibility system, the operational platform, the team, a bursting sales pipeline, & an ever-expanding market -

CurbCutOS is positioned to grow for years to come!

Your investment today will enable us to grow due to hiring key personnel & continue expanding the development of our digital accessibility

solution suite.

Help us keep momentum going toward enabling people with disabilities to enjoy life more & companies to grab the opportunity .